Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRSAT CHOSEN BY KIDSCO TO TRANSMIT CHANNEL
OVER AUSTRALIA

RRsatto provide comprehensive playout and turnaround services to expanding KidsCo Channel
Contract includes provision of services to additional geographies in the future

RE’EM – November 9, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has been chosen by KidsCo, a joint venture channel owned by leading media companies NBC Universal, Corus Entertainment Inc. (Nelvana) and Cookie Jar Group, to provide playout to Australia.

RRsat will be providing comprehensive playout and uplink services, as well as distributing the channel to the Foxtel DBS platform in Australia via the Asiasat 5 satellite. KidsCo also has the option to leverage RRsat’s Global Network to provide additional playout to Western Europe, Eastern Europe, Latin America and Asia in the future.

Mr. Paul Robinson, Managing Director of KidsCo commented: “KidsCo needed an innovative flexible partner for playout to Australia and we chose RRSat because they proved themselves to be very customer focused and dedicated to finding high quality business solutions.”

“We are very excited that KidsCo has chosen RRsat as part of its international expansion strategy, targeting prime new geographies, reaching millions of new households and potential viewers,” commented Mr. Lior Rival, Vice President, Sales and Marketing of RRsat. “We look forward to further expanding the channel’s coverage in the future, taking it to new regions and countries in Europe, Middle East, Asia and South America, further leveraging the advanced RRsat Global Network.”

About KidsCo

KidsCo is the fourth global children’s television network. Launched in September 2007, KidsCo is a joint venture channel owned by leading media companies NBC Universal, Corus Entertainment Inc. (Nelvana) and Cookie Jar Group. KidsCo’s global distribution plan, launching linear, VOD, SVOD and IPTV channels been rolled out in prime territories around the world, including Germany, France, Portugal, Spain, Romania, Ukraine, the Middle East, Hungary, Russia, Turkey, Poland, Singapore, the Philippines, South Korea, Palau, Papua New Guinea, Thailand, Cambodia, Hong Kong and countries across sub-Saharan Africa

To contact KidsCo Press office:

Tel: +44 (0) 207 268 3076
Email: kidsco@championcomms.com

About RRsat Global Communications Network

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, and (vi) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

Information in this press release concerning KidsCo has not been independently verified by RRsat.